Exhibit 99.1

Industrias Bachoco Announces Second Quarter 2018 Results

CELAYA, Mexico, July 23, 2018 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter ("2Q18") and first half ("1H18") 2018 ended on June 30, 2018. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS 2018

  Net sales increased 7.3% in 2Q18 and 9.4% in 1H18
  EBITDA margin was 12.2% for 2Q18 and 13.0% in 1H18
  Earnings per basic and diluted share totaled $2.62 for 2Q18 and $4.72 for 1H18

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "This second quarter was challenging in both our Mexico and U.S. operations.

"In Mexico, cost of raw materials increased, in part due to a weaker Mexican peso, offsetting the increases in prices leading to pressure in margins.

"In the U.S. we observed atypical lower prices in the white meat market which combined with higher cost of raw materials, resulted in a difficult comparison vs 2Q17.

"Overall, the good balance between supply and demand allowed us to observe a net increase in price of our main products and to increase total sales by 7.3% in the quarter and 9.4% in the semester, compared to the same periods of 2017.

"Our EBITDA margin for the quarter was 12.2% which is lower than the EBITDA of the second quarter of 2017. As a result, our EBITDA for the first half of the year was 13.0%, compared to 13.2% EBITDA margin of the same period of 2017.

"Regarding 1H18, our results improved in general as we increase our EBITDA by 8.3% and our net income by 19.4%.

"We are entering the 3Q and we are observing prices in Mexico trending down as it is typical for a 3Q, however raw material cost is going down and the exchange rate on the Mexican peso vs the US dollar has strengthened. At the same time, we keep working to capture efficiencies across our processes in order to be the best option for our customers."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2017.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Net Sales	16,213.6	15,116.3	1,097.4	7.3
Net sales in Mexico	11,553.9	11,386.6	167.3	1.5
Net sales in the U.S.	4,659.7	3,729.7	930.1	24.9

NET SALES BY SEGMENT
In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Net Sales	16,213.6	15,116.3	1,097.4	7.3
Poultry	14,731.9	13,662.8	1,069.2	7.8
Other	1,481.7	1,453.5	28.2	1.9

NET VOLUME SOLD BY SEGMENT

In tons			Change
	2Q18	2Q17	Volume	%
Total sales volume:	551,287	545,600	5,687	1.04
Poultry	431,315	420,604	10,711	2.55
Others	119,972	124,996	-5,024	-4.02

The Company's 2Q18 net sales totaled $16,213.6 million, $1,097.4 million or 7.3% more than $15,116.3 million reported in 2Q17. The increase is a result of better prices in poultry and balanced feed.

In 2Q18, sales of our U.S. operations represented 28.7% of our total sales compared to 24.7% in 2Q17.

GROSS PROFIT
In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Cost of sales	13,108.3	11,502.1	1,606.2	14.0
Gross profit	3,105.3	3,614.2	(508.9)	(14.1)
Gross margin	19.2%	23.9%	-	-

In 2Q18, cost of sales was $13,108.3 million; $1,606.2 million or 14.0% higher than $11,502.1 million reported in 2Q17. This increase was due higher raw material costs in dollar terms and a depreciation of the Mexican peso versus the US dollar.

The Company´s gross profit in 2Q18 was $3,105.3 million, 14.1% lower than the gross profit of $3,614.2 million in 2Q17, with a gross margin of 19.2% for 2Q18 vs 23.9% in 2Q17.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Total SG&A	1,489.1	1,297.6	191.5	14.8

Total SG&A expenses in 2Q18 were $1,489.1 million; $191.5 million higher than the $1,297.6 million reported in 2Q17. Total SG&A expenses as a percentage of net sales represented 9.2% in 2Q18 and 8.6% in 2Q17.

OTHER INCOME (EXPENSE), NET
In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Other income (expense), net	40.2	13.4	26.8	199.3

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 2Q18, we recorded other income of $40.2 million, compared with other income of $13.4 million reported in 2Q17.

OPERATING INCOME
In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Operating income	1,656.4	2,330.0	(673.6)	(28.9)
Operating margin	10.2%	15.4%	-	-

Operating income in 2Q18 totaled $1,656.4 million; $673.6 lower than $2,330.0 million reported in 2Q17. This represents an operating margin of 10.2% for 2Q18, lower when compared to the same period of 2017. The decrease in operating income is mainly attributed to higher cost of sales in 2Q18.

NET FINANCIAL INCOME
In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Net Financial Income	562.1	96.8	465.3	480.8
Financial Income	312.8	254.3	58.5	23.0
Financial Expense	(249.3)	157.5	(406.9)	(258.3)

In 2Q18, the Company reported net financial income of $562.1 million, compared to $96.8 million reported in the same period of 2017. The increase is mainly attributed to higher exchange rate gains, as the peso depreciated during the quarter and higher interest rate earned.

TAXES FOR THE PERIOD
In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Total Taxes	641.8	703.9	(62.1)	(8.8)
Income tax	563.2	546.1	17.1	3.1
Deferred income tax	78.7	157.8	(79.2)	(50.2)

Total taxes for the 2Q18 were $641.8 million, compared with total taxes of $703.9 million in the same period of 2017.

NET INCOME
In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Net income	1,576.9	1,722.8	(146.0)	(8.5)
Net margin	9.7%	11.4%	-	-
Basic and diluted earnings per share[1]	2.62	2.87	(0.2)	n/a
Basic and diluted earnings per ADR[2]	31.49	34.43	(2.9)	n/a
Weighted average Shares outstanding[3]	600,000	600,000	-	-
[1] In pesos
[2] in pesos, one ADR equals to twelve shares
[3] In thousands of shares

The net income for 2Q18 was $1,576.9 million, representing a basic and diluted income of $2.62 pesos per share, compared with a net income of $1,722.8 million, which represented $2.87 pesos of net income per share in 2Q17. This decrease is mainly attributed to lower operating results. Net margin in 2Q18 was 9.7% compared to 11.4% reported in 2Q17.

EBITDA
In millions of pesos	2Q18	2Q17	Change
	$	$	$	%
Net income	1,574.3	1,721.4	(147.0)	(8.5)
Income tax expense (benefit)	641.8	703.9	(62.1)	(8.8)
Result in associates	2.3	1.5	0.9	60.5
Net finance (income) expense	(562.1)	(96.8)	(465.3)	480.8
Depreciation and amortization	319.6	266.8	52.8	19.8
EBITDA	1,976.0	2,596.8	(620.8)	(23.9)
EBITDA Margin (%)	12.2%	17.2%	-	-
Net revenues	16,213.6	15,116.3	1,097.4	7.3

EBITDA in 2Q18 reached $1,976.0, representing an EBITDA margin of 12.2%, compared to an EBITDA of $2,596.8 million in 2Q17, with an EBITDA margin of 17.2%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1H18	1H17	Change
	$	$	$	%
Net Sales	31,516.6	28,801.2	2,715.4	9.4
Net sales in Mexico	22,645.4	21,335.9	1,309.5	6.1
Net sales in the U.S.	8,871.2	7,465.3	1,405.9	18.8

NET SALES BY SEGMENT
In millions of pesos	1H18	1H17	Change
	$	$	$	%
Net Sales	31,516.6	28,801.2	2,715.4	9.4
Poultry	28,490.6	25,949.4	2,541.2	9.8
Other	3,026.0	2,851.8	174.2	6.1

NET VOLUME SOLD BY SEGMENT
In metric tons			Change
	1H18	1H17	Volume	%
Total sales volume:	1,098,037	1,073,699	24,338	2.27
Poultry	853,496	839,823	13,673	1.63
Others	244,541	233,876	10,665	4.56

During the first half of 2018, net sales totaled $31,516.6 million; $2,715.4 million or 9.4% more than $28,801.2 million reported in the same period of 2017. The increase in sales is mainly attributable to higher price in our main product lines when compared to the first half of 2017.

In 1H18, sales of our U.S. operations represented 28.1% of our total sales, compared with 25.9% in 1H17.

OPERATING RESULTS
In millions of pesos	1H18	1H17	Change
	$	$	$	%
Cost of Sales	25,194.1	22,995.4	2,198.7	9.6
Gross Profit	6,322.5	5,805.8	516.7	8.9
Total SG&A	2,874.6	2,558.9	315.8	12.3
Other Income (expense)	31.0	12.9	18.1	140.1
Operating Income	3,478.9	3,259.8	219.0	6.7
Net Financial Income	468.4	27.0	441.3	1,632.0
Income Tax	1,109.6	911.2	198.5	21.8
Net Income	2,837.6	2,375.7	461.9	19.4

In 1H18, the cost of sales totaled $25,194.1 million; $2,198.7 million or 9.6% higher than $22,995.4 million reported in 1H17. The increase in cost of sales is mainly attributed to higher volume sold and higher raw material costs when compared to the same period of 2017.

As a result, we reached a gross profit of $6,322.5 million and a gross margin of 20.1% in 1H18, when compare to $5,805.8 million of gross profit and a margin of 20.2% reached in the same period of 2017.

Total SG&A expenses in 1H18 were $2,874.6 million; $315.8 million or 12.3% more than the $2,558.9 million reported in 1H17. In 1H18 total SG&A expenses as a percentage of net sales represented 9.1% compare with 8.9% in 1H17.

In 1H18 we had other income of $31.0 million, compared with other income of $12.9 million reported in 1H17.

The operating income in 1H18 was $3,478.9 million, which represents an operating margin of 11.0%, an increase of 6.7% from an operating income of $3,259.8 million and an operating margin of 11.3% in 1H17.

The net financial income in 1H18 was $468.4 million, higher when compared to a net financial income of $27.0 million in 1H17; mainly attributed to exchange rate gains as the Mexican peso depreciated vs the US dollar during the semester.

Total taxes were $1,109.6 million as of June 30, 2018. These taxes include $879.1 million of income tax and $230.6 million of deferred income taxes. This figure compares to total taxes of $911.2 million in 1H17; the increase was due to higher income before taxes.

All the above resulted in a net income of $2,837.6 million or 9.0% of net margin in the 1H18, which represents $4.72 pesos of earnings per share; while in the 1H17 the net income totaled $2,375.7 million, 8.2% of net margin and $3.96 pesos of net income per share.

EBITDA
In millions of pesos	1H18	1H17	Change
	$	$	$	%
Net controlling interest profit	2,830.0	2,373.5	456.5	19.2
Income tax expense (benefit)	1,109.6	911.2	198.5	21.8
Result in associates	7.6	2.2	5.4	246.7
Net finance (income) expense	(468.4)	(27.0)	(441.3)	1,632.0
Depreciation and amortization	629.3	535.3	94.1	17.6
EBITDA	4,108.2	3,795.1	313.1	8.3
EBITDA Margin (%)	13.0%	13.2%	-	-
Net revenues	31,516.6	28,801.2	2,715.4	9.4

EBITDA in 1H18 reached $4,108.2 million, representing an EBITDA margin of 13.0%, compared to EBITDA of $3,795.1 million in 1H17, with an EBITDA margin of 13.2%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	June 30, 2018	Dec. 31st, 2017	Change
	$	$	$	%
TOTAL ASSETS	52,787.6	50,557.4	2,230.2	4.4
Cash and cash equivalents	18,949.1	17,240.1	1,709.0	9.9
Accounts receivable	3,228.7	3,627.2	(398.5)	(11.0)
TOTAL LIABILITIES	15,022.1	14,879.5	142.6	1.0
Accounts payable	3,747.0	3,739.5	7.6	0.2
Short-term debt	3,351.8	3,695.1	(343.2)	(9.3)
Long-term debt	1,554.0	1,554.0	(0.0)	(0.0)
TOTAL STOCKHOLDERS' EQUITY	37,765.5	35,677.9	2,087.6	5.9
Capital stock	1,174.4	1,174.4	0.0	0.0

Cash and equivalents as of June 30, 2018 totaled $18,949.1 million vs $17,240.1 million as of December 31, 2017.

Total debt as of June 30, 2018 was $4,905.8 million, compared to $5,249.0 million reported as of December 31, 2017, mainly as a result of lower short-term bank debt.

Net cash as of June 30, 2018 was $14,043.34 million, compared to net cash of $11,991.1 million as of December 31, 2017.

CAPITAL EXPENDITURES
In millions of pesos	1H18	1H17	Change
	$	$	$	%
Capital Expenditures	780.5	1,092.9	(312.4)	(28.6)

Total CAPEX for the 1H18 was $780.5 million and $1,092.9 million in 1H17, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION
As of June 29, 2018
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$57,114
Source: Yahoo Finances

SHARE PRICE

SHARE PRICE

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Jun-18	97.97	90.18	95.19	63.84	53.00	57.75
May-18	97.44	90.48	91.10	61.63	54.89	54.86
Apr-18	97.03	92.41	96.35	63.84	59.80	62.07
Mar-18	96.47	92.37	95.30	62.67	58.83	61.95
Feb-18	94.06	89.88	91.66	61.46	57.41	58.01
Jan-18	98.16	93.03	95.65	63.83	57.88	61.94

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
SIGNUM RESEARCH	Martin Lara	martin.lara@signumresearch.com
JPMORGAN	Ulises Argote	ulises.argote@jpmorgan.com
INVEX	Giselle Mojica	gmojica@invex.com

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $19.87 per USD $1.0, which corresponds to the rate at the close of June 30, 2018, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	June 30,	December 31,
In million pesos	2018	2018	2017*

TOTAL ASSETS	$ 2,656.2	52,787.6	50,557.4

Total current assets	1,513.9	30,086.3	28,225.0
Cash and cash equivalents	953.5	18,949.1	17,240.1
Total accounts receivable	162.5	3,228.7	3,627.2
Inventories	352.2	7,000.1	6,669.5
Other current assets	45.7	908.3	688.2

Total non current assets	1,142.3	22,701.3	22,332.4
Net property, plant and equipment	881.5	17,518.8	17,320.0
Other non current Assets	260.8	5,182.5	5,012.3

TOTAL LIABILITIES	$ 755.9	15,022.1	14,879.5

Total current liabilities	460.4	9,149.5	9,185.7
Notes payable to banks	168.7	3,351.8	3,701.9
Accounts payable	188.5	3,747.0	3,739.5
Other taxes payable and other accruals	103.2	2,050.7	1,744.3

Total long-term liabilities	295.5	5,872.6	5,693.8
Long-term debt	78.2	1,554.0	1,554.0
Other non current liabilities	13.7	271.5	296.4
Deferred income taxes	203.6	4,047.1	3,843.4

TOTAL STOCKHOLDERS' EQUITY	$ 1,900.3	37,765.5	35,677.9

Capital stock	59.1	1,174.4	1,174.4
Commission in shares issued	20.9	414.5	414.4
Repurchased shares	-	-	-
Retained earnings	1,753.2	34,840.8	32,861.1
Others accounts	63.9	1,269.2	1,169.1
Non controlling interest	3.4	66.6	59.0

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,656.2	52,787.6	50,557.4

*Audited

CONSOLIDATED STATEMENT OF INCOME
Second Quarter Results, ended June 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2018	2018	2017*
Net sales	$ 815.9	16,213.6	15,116.3
Cost of sales	659.6	13,108.3	11,502.1
Gross profit	156.3	3,105.3	3,614.2
SG&A	74.9	1,489.1	1,297.6
Other income (expenses), net	2.0	40.2	13.4
Operating income	83.3	1,656.4	2,330.0
Net finance income	28.3	562.1	96.8
Income tax	32.3	641.8	703.9
Net Income	$ 79.3	1,576.7	1,722.8

Non-controlling interest	0.12	2.3	1.5
Net controlling interest profit	79.2	1,574.3	1,721.4
Basic and diluted earnings per share	0.13	2.62	2.87
Basic and diluted earnings per ADR	1.58	31.49	34.43
Weighted average Shares outstanding[1]	600,000	600,000	600,000

EBITDA Result	$ 99.4	1,976.0	2,596.8

Gross margin	19.2%	19.2%	23.9%
Operating margin	10.2%	10.2%	15.4%
Net margin	9.7%	9.7%	11.4%
EBITDA margin	12.2%	12.2%	17.2%

[1] In thousands
* Audited

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the six months ended June 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2018	2018	2017
Net sales	$ 1,585.9	31,516.6	28,801.2
Cost of sales	1,267.8	25,194.1	22,995.4
Gross profit	318.1	6,322.5	5,805.8
Selling, general and administrative expenses	144.6	2,874.6	2,558.9
Other income (expenses), net	1.6	31.0	12.9
Operating income	175.1	3,478.9	3,259.8
Net finance income	23.6	468.4	27.0
Income tax	55.8	1,109.6	911.2
Net income	$ 222.2	2,837.6	2,375.7

Non-controlling interest	0.4	7.6	2.2
Net controlling interest profit	143.2	2,830.0	2,373.5
Basic and diluted earnings per share	0.24	4.72	3.96
Basic and diluted earnings per ADR	2.85	56.6	47.47
Weighted average Shares outstanding[1]	599,990	599,990	599,973

EBITDA Result	$ 206.7	4,108.2	3,795.1

Gross margin	20.1%	20.1%	20.2%
Operating margin	11.0%	11.0%	11.3%
Net margin	9.0%	9.0%	8.2%
EBITDA margin	13.0%	13.0%	13.2%

[1] In thousands
*Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	June 30,
	2018	2018	2017

NET MAJORITY INCOME BEFORE INCOME TAX	$ 198.6	3,947.2	3,286.9

ITEMS RELATING TO INVESTING ACTIVITIES:	11.5	229.3	354.0
Depreciation and others	30.2	600.7	535.3
Income (loss) on sale of plant and equipment	0.3	6.9	11.6
Other Items	(19.0)	(378.4)	(192.9)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	210.2	4,176.5	3,640.8
CASH GENERATED OR USED IN THE OPERATION:	(78.6)	(1,562.8)	(669.5)
Decrease (increase) in accounts receivable	(6.1)	(120.7)	472.0
Decrease (increase) in inventories	(9.2)	(182.8)	(543.5)
Increase (decrease) in accounts payable	(11.4)	(226.5)	(27.6)
Increase (decrease) in other liabilities	(52.0)	(1,032.8)	(570.3)

NET CASH FLOW FROM OPERATING ACTIVITIES	131.5	2,613.7	2,971.4

NET CASH FLOW FROM INVESTING ACTIVITIES	(6.5)	(130.1)	(526.2)
Acquisition of property, plant and equipment	(39.3)	(780.5)	(1,092.9)
Proceeds from sales of property plant and equipment	0.6	11.4	18.9
Other Items	32.2	639.0	547.8

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	125.0	2,483.6	2,445.2

Net cash provided by financing activities:	(39.0)	(774.6)	(1,281.7)
Proceeds from loans	159.9	3,177.5	2,539.6
Principal payments on loans	(173.9)	(3,455.1)	(2,646.8)
Dividends paid	(21.4)	(426.0)	(390.0)
Other items	(3.6)	(70.9)	(784.5)
Net increase (decrease) in cash and equivalents	86.0	1,709.0	1,163.5

Cash and investments at the beginning of year	$ 867.5	17,240.1	15,651.5
CASH AND INVESTMENTS AT END OF PERIOD	$ 953.5	18,949.1	16,815.0

DERIVATIVES POSITION REPORT

Second Quarter 2018
Thousands of Mexican Pesos, as of June 30, 2018
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR
			2Q-2018		1Q-2018		2Q-2018	1Q-2018
Forward Vanilla and KO Forwards	Hedge	$ 618,394	$ 19.87		$ 18.30		$ 22,128	$-41,144	in 2018
Futures for corn and soybean meal	Hedge	$ 266,596	CORN		CORN		-$22,830	$ 842	in 2018
			In USD per Bushel		In USD per Bushel
			month	price	month	price

					May-18	$ 3.878
			Sep-18	$ 3.595	Sep-18	$ 4.033
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Aug-18	$ 331.0	May-18	$ 384.0
			Sep-18	$ 330.9
Options of Corn	Hedge	$ 886,923	CORN		CORN		$ 27,537	$ 814	99% in 2018 and 1% in 2019
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					May-18	$ 3.8775
					Jul-18	$ 3.678
			Sep-18	$ 3.595	Sep-18	$ 4.033
			Dec-18	$ 3.713	Dec-18	$ 3.970
			Mar-19	$ 3.813	Mar-19	$ 4.183
Options of soybean meal	Hedge	$ 49,045	SOYBEAN MEAL		SOYBEAN MEAL		-$ 2,884	-$ 784	73% in 2018 and 27% in 2019
			In USD per ton		In USD per ton
			month	price	month	price
					May-18	$ 384.0
					Jul-18	$ 325.3
			Aug-18	$ 331.0	Aug-18	$ 383.2
			Sep-18	$ 330.9	Sep-18	$ 380.0
			Oct-18	$ 330.3	Oct-18	$ 376.3
			Dec-18	$ 329.9	Dec-18	$ 374.7
			Jan-19	$ 328.0	Jan-19	$ 370.8
			Mar-19	$ 323.1	Mar-19	$ 362.5

-The total financial instruments do not exceed 5% of total assets as of June 30, 2018.
-The notional value represents the net position as of June 30, 2018 at the exchange rate of Ps. 19.87 per one dolar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

Second Quarter 2018
Thousands of Mexican Pesos, as of June 30, 2018								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards Vanilla and Ko Forwards	$ 22,128	$19.37	$20.37	$20.86	Direct	$ 6,668	$35,561	$ 50,524
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 22,830	$3.415	$3.775	$3.955	The effect will materialize as the inventory is consumed	-$36,160	-$ 9,500	$ 3,830
Futures of Soybean Meal: (2)		$314.5	$347.6	$364.1
Options for Corn	$ 27,537	$3.415	$3.775	$3.955		$ 68,838	$ 2,482	$ 2,510
Options of Soybean Meal	-$ 2,884	$314.5	$347.6	$364.1		-$ 5,336	-$ 431	$ 2,021

(1) The reference value is the exchange rate of Ps. $19.87 per USD as of June 30, 2018.
(2) The reference values are; the future of corn for Sep 2018, $3.595 USD/bushel and the future of soybean meal for Aug 2018, $331.0 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Second Quarter 2018
Thousands of Mexican Pesos, as of June 30, 2018										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	$ 22,128	$9.94	$14.90	$24.84	$29.81	Direct	-$287,069	-$132,471	$170,229	$319,860

CONFERENCE CALL INFORMATION
The Company will host its second quarter 2018 earnings call, on Tuesday, July 24th, 2018. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
A current list of available local and international free phone telephone numbers: http://web.meetme.net/r.aspx?p=12&a=UVbMZlJnnVSWrc

Confirmation Number: 47222762

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 27,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
maria.jaquez@bachoco.net
andrea.guerrero@bachoco.net
T. +52(461)618 3555